UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Kronos Advanced Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

50105X106
(CUSIP Number)

Sands Brothers Venture Capital LLC 90 Park Avenue, 31st Floor New York, NY 10016 212-697-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50105X106

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SANDS BROTHERS VENTURE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 50105X106

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SANDS BROTHERS VENTURE CAPITAL II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 50105X106

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SANDS BROTHERS VENTURE CAPITAL III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 50105X106

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SANDS BROTHERS VENTURE CAPITAL IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 50105X106

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CRITICAL CAPITAL GROWTH FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 50105X106

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHARLES L. ROBINSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 50105X106

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCOTT BAILY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 50105X106

_______________________

(1) Excludes 306,785,714 shares of Common Stock which may become issuable in certain circumstances upon conversion of the $859,000 Secured Convertible Promissory Note due December 31, 2007 which was issued to Sands Brothers Venture Capital, LLC, Sands Brothers Venture Capital II LLC, Sands Brothers Venture Capital III LLC, Sands Brothers Venture Capital IV LLC and Critical Capital Growth Fund, L.P. on June 19, 2007.

This Schedule 13D has been prepared taking into account that, as described in Items 3, 4 and 5 below, pursuant to the Lender Voting Agreement (as defined below) and the Letter Agreement (as defined below), AirWorks (as defined below) and RS Properties (as defined below) have agreed to convert a sufficient principal amount of their respective Notes (as defined below) to secure voting control of the Issuer and will subsequently vote to approve an amendment to the Issuer’s articles of incorporation to increase the authorized share capital of the Issuer to allow the Lenders (as defined below) to convert the entire principal amounts advanced under the Notes into shares of Common Stock of the Issuer.

As described in Items 3, 4 and 5 below, the Critical Capital Entities (as defined below) may be deemed to be part of a group with RS Properties and AirWorks pursuant to the terms of the Lender Voting Agreement and the Letter Agreement described below. The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock issuable to RS Properties and AirWorks upon conversion of the Notes (as defined below). Such shares of Common Stock are not included in the amounts specified by the Reporting Persons above.

CUSIP No. 50105X106

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 each (“Common Stock”) of Kronos Advanced Technologies, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 494 Common Street, Suite 301, Belmont, MA 02478.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by (i) Sands Brothers Venture Capital, LLC (“SB I”), (ii) Sands Brothers Venture Capital II LLC (“SB II”), (iii) Sands Brothers Venture Capital III LLC (“SB III”), (iv) Sands Brothers Venture Capital IV LLC (“SB IV”), (v) Critical Capital Growth Fund, L.P. (“Critical Capital” and together with SB I, SB II, SB III, SB IV and Critical Capital, the “Critical Capital Entities”) and Messrs. Charles L. Robinson, President of Critical Capital Corporation, a Delaware Corporation that is the managing general partner of Critical Capital, and Scott Baily, Chief Operating Officer of each of SB I, SB II, SB III and SB IV. Collectively, Messrs. Robinson and Baily, Critical Capital, SB I, SB II, SB III and SBs IV are referred to herein as the “Reporting Persons”.

Critical Capital is a Delaware Limited Partnership that operates as a debenture licensed U.S. Small Business Investment Company. Critical Capital, L.P., a Delaware Limited Partnership, is the General Partner of Critical Capital. Critical Capital Corporation, a Delaware Corporation, is the managing general partner of Critical Capital, L.P.

Critical Capital Corporation’s officers and directors are: Charles L. Robinson, President and Steven B. Sands, Chairman. Steven B. Sands owns all shares of Critical Capital Corporation stock.

Critical Capital Corporation has vested Mr. Robinson with sole dispositive and sole voting power for Critical Capital as to such shares of the Issuer proportionately held by Critical Capital.

Mr. Robinson may be deemed to be the indirect beneficial owner of the shares of the Issuer’s common stock reported herein that are proportionately owned by Critical Capital. Mr. Robinson disclaims beneficial ownership of such shares proportionately and respectively held by the Reporting Persons, except to the extent of Mr. Robinson’s pecuniary interests therein, if any.

Each of SB I, SB II, SB III and SB IV is a New York limited liability company. SB Venture Capital Management LLC, SB Venture Capital Management II LLC, SB Venture Capital Management III LLC and SB Venture Capital Management IV LLC, each a New York limited liability company, are the member managers of SB I, SB II, SB III and SB IV, respectively.

Each of SB Venture Capital Management LLC, SB Venture Capital Management II LLC, SB Venture Capital Management III LLC and SB Venture Capital Management IV LLC is owned by trusts for the benefit of members of the families of Steven B. Sands and Martin S. Sands. Neither Steven B. Sands nor Martin S. Sands serves as a trustee of or exercises control over these trusts. Messrs. Steven B. Sands and Martin S. Sands are each managers of each of SB Venture Capital Management LLC, SB Venture Capital Management II LLC, SB Venture Capital Management III LLC and SB Venture Capital Management IV LLC.

CUSIP No. 50105X106

Each of SB Venture Capital Management LLC, SB Venture Capital Management II LLC, SB Venture Capital Management III LLC and SB Venture Capital Management IV LLC. has vested Mr. Scott Baily, the Chief Operating Officer of each of SB I, SB II, SB III and SB IV with sole dispositive and sole voting power for each of SB I, SB II, SB III and SB IV, respectively, as to such shares of the Issuer proportionately and respectively held by SB I, SB II, SB III and SB IV.

Because of his management position with Sands I, Sands II, Sands III and Sands IV, Mr. Scott Baily may be deemed to be the indirect beneficial owner of the shares of the Issuer's common stock reported herein that are proportionately owned by Sands I, Sands II, Sands III and Sands IV, respectively. Mr. Scott Baily disclaims beneficial ownership of such shares proportionately and respectively held by the Reporting Persons, except to the extent of Messrs. Robinson’s pecuniary interests therein, if any.

(b) The address of each of the Reporting Persons is 90 Park Avenue, 31st Floor, New York, New York 10016.

(c) The principal business of each of Critical Capital, SB I, SB II, SB III and SB IV is that of a private investment entity engaged in the purchase and sale of securities.

(d) and (e) None of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 19, 2007, pursuant to a Funding Agreement (the “Funding Agreement”), among the Issuer, AirWorks Funding LLLP (“AirWorks”), the Critical Capital Entities and RS Properties I LLC (“RS Properties”, and collectively with AirWorks and the Critical Capital Entities, the “Lenders”), the Issuer issued a $859,000 Secured Convertible Promissory Note due December 31, 2007 (the “Critical Capital Note”) to the Critical Capital Entities, the outstanding principal amount of which is convertible in certain circumstances into an aggregate of up to 306,785,714 shares of the Issuer’s Common Stock at the initial conversion price of $.0028 per share. On July 19, 2007, the Critical Capital Entities made its advance under the Funding Agreement and the Critical Capital Note in the amount of $859,000. Since the Issuer currently is only authorized to issue 500 million shares of Common Stock and as of May 18, 2007, 242,342,803 shares of Common Stock were issued and outstanding (according to filings made by the Issuer with the Securities and Exchange Commission), the Critical Capital Entities will not be able to convert the entire current outstanding principal amount of the Critical Capital Note, if applicable, until such time as the Issuer increases its authorized share capital to authorize additional shares of Common Stock. As described in Item 4, pursuant to the Lender Voting Agreement and the Letter Agreement, AirWorks and RS Properties have agreed to convert a sufficient principal amount of their respective Notes to secure voting control of the Issuer and will subsequently vote to approve an amendment to the Issuer’s articles of incorporation to increase the authorized share capital of the Issuer to allow the Lenders to convert the entire principal amounts advanced under the Notes into shares of Common Stock of the Issuer. The source of funds used for the Critical Capital Note was the working capital of the Critical Capital Entities. None of the funds used in connection with the issuance of the Critical Capital Note were borrowed by the Critical Capital Entities.

CUSIP No. 50105X106

See Item 4 below for more information.

Item 4. Purpose of Transaction.

Funding Agreement and Secured Convertible Promissory Notes

Pursuant to the Funding Agreement, the Lenders agreed to loan the Issuer up to an aggregate of $18,159,000 (the “Loan”), evidenced by a $10,820,000 Secured Convertible Promissory Note due June 19, 2010 to AirWorks (the “AirWorks Note”), Critical Capital Note and a $6,480,000 Secured Convertible Promissory Note due June 19, 2010 to RS Properties (the “RS Note” and together with the AirWorks Note and the Critical Capital Note, the “Notes”). The first installment of the Loan, totaling $4,259,000, was advanced to the Issuer in the following amounts: AirWorks advanced $2,480,000, the Critical Capital Entities advanced $859,000 and RS Properties advanced $920,000. Pursuant to the Funding Agreement, AirWorks may advance up to an additional $8,340,000 under the AirWorks Note and RS Properties may advance up to an additional $5,560,000 under the RS Note, at any time, and from time to time, prior to the maturity date of such notes, in the sole discretion of AirWorks and RS Properties, respectively.

Pursuant to the terms of the Notes, based on the amounts advanced in the first installment of the Loan, (1) the AirWorks Note is convertible into 885,714,285 shares of Common Stock, (2) the Critical Capital Note is convertible into 306,785,714 shares of Common Stock upon the occurrence of certain events described below and (3) the RS Note is convertible into 328,571,428 shares of Common Stock, in each case, based on the initial conversion price of the Notes (which is subject to adjustment under certain specified circumstances). Assuming the full amount of the Notes are funded and the entire aggregate principal amount of the Notes is converted, (1) the AirWorks Note will be convertible into up to 3,864,285,714 shares of Common Stock, (2) the Critical Capital Note will be convertible into up to 306,785,714 shares of Common Stock and (3) the RS Note will be convertible into up to 2,314,285,714 shares of Common Stock, in each case, based on the initial conversion price of the Notes (which is subject to adjustment under certain specified circumstances). The AirWorks Note and the RS Note are convertible at any time, in whole or in part, and the Critical Capital Note is only convertible in the event that all principal and accrued interest is not paid in full to the Critical Capital Entities on or prior to the maturity date of the Critical Capital Note. Each of the Notes bear interest, in arrears, at a rate of 12% per annum, payable in cash with respect to the AirWorks and RS Note commencing on January 1, 2008 and payable in cash with respect to the Critical Capital Note commencing on July 1, 2007. All outstanding principal and accrued interest under the Critical Capital Note is due and payable on December 31, 2007. All outstanding principal and accrued interest on the AirWorks Note and the RS Note is due and payable on June 19, 2010. In addition, pursuant to the Notes, the Lenders have been granted certain preemptive rights in the event the Issuer proposes to issue or sell any shares of Common Stock or any rights or options to purchase shares of Common Stock. Each of the Notes contains additional terms and conditions, including events of default, that are generally consistent with securities of this kind.

CUSIP No. 50105X106

Pursuant to the Funding Agreement, the Issuer has agreed to take all actions necessary to ensure that AirWorks and RS Properties have the right to designate a majority of the members of the board of directors of the Issuer, including increasing the number of members of the issuer’s board of directors.

The Issuer’s obligations under the Notes are secured by substantially all of the assets of the Issuer and its subsidiary Kronos Air Technologies, Inc., pursuant to a Security Agreement dated June 19, 2007.

In connection with the Funding Agreement, the Lenders entered into an Intercreditor Agreement with certain existing creditors of the Issuer (the “Existing Creditors”) whereby the Existing Creditors agreed to subordinate their security interest to that of the Lenders. In addition, the Lenders also entered into an Intercreditor Agreement whereby AirWorks and RS Properties agreed to subordinate their security interest to that of the Critical Capital Entities.

Voting and Support Agreements

On June 19, 2007, the Issuer, AirWorks, the Critical Capital Entities and RS Properties entered into a Voting and Support Agreement (the “Lender Voting Agreement”) pursuant to which the Lenders agreed to vote the shares of Common Stock entitled to vote on the following matters in the following manner: (1) in favor of a slate of directors to serve on the Company’s board of directors as proposed by AirWorks and RS Properties, (2) in favor or adjusting the size of the Issuer’s board of directors such that upon the election of the slate of directors proposed by AirWorks and RS Properties, such directors hold a majority of the seats on the Issuer’s board of directors, (3) in favor of approving an amendment to the Issuer’s articles of incorporation to increase the Issuer’s authorized common stock to a number of shares necessary to allow the Lenders to convert the entire principal amount of the Notes into share of common stock of the Company, (4) in favor of approving the reincorporation of the Company in Delaware, (5) in favor of a reverse stock split proposed by AirWorks or the Issuer’s board of directors and (6) against any action or transaction that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of any of the foregoing. The expiration of the Lender Voting Agreement is the earlier of (a) the date on which the matters set forth in (1)-(5) above have been approved by the stockholders of the Issuer and (b) August 1, 2008.

Additionally, on June 19, 2007, the Issuer entered into Voting and Support Agreements (the “Securityholder Voting Agreements”) with Messrs. Dwight, McDermott, Segal, Tusing, Krichtafovitch, Poster, Sun and Gumbinner (collectively, the “Securityholders”) pursuant to which the Securityholders agreed to vote the Issuer’s securities owned by them on certain specified matters in accordance with the Securityholder Voting Agreement. The terms and expiration date of the Securityholder Voting Agreements are substantially similar to those of the Lender Voting Agreement. In addition, on June 19, 2007, each of the Securityholders granted Mr. Perlman, the President of Compass Partners, L.L.P., the general partner of AirWorks, a proxy to vote the Issuer’s securities owned by each of them in accordance with the Securityholder Voting Agreements.

CUSIP No. 50105X106

Letter Agreement

On June 19, 2007, AirWorks and RS Properties entered into a letter agreement (the “Letter Agreement”) pursuant to which the parties agreed (1) that any advances made to the Issuer pursuant to the Funding Agreement and the AirWorks Note and RS Note, respectively, at a subsequent closing, will be made 60% by AirWorks and 40% by RS Properties, (2) that following the closing of the Funding Agreement, AirWorks and RS Properties will secure more than 50% of the voting control of the Issuer with AirWorks converting such portion of the AirWorks Note as is necessary to represent 60% of such controlling position and RS Properties converting such portion of the RS Note as is necessary to represent 40% of such controlling position, (3) to enter into the Lender Voting Agreement and (4) to make certain adjustments to the percentage of additional advances required to be made by AirWorks and RS Note if certain specified events occurred. This Schedule 13D has been prepared taking into account that, pursuant to the terms of the Letter Agreement, AirWorks and RS Properties, will have voting control of the Issuer once the above actions have been taken and will vote their respective shares of Common Stock in accordance with the terms of the Lender Voting Agreement.

Registration Rights Agreement

In connection with the Funding Agreement, the Issuer and the Lenders entered into a Registration Rights Agreement dated June 19, 2007. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock owned by the Lenders, the Common Stock underlying the Notes and any other securities issued or issuable with respect to such securities upon any classification, share combination, share division, share dividend, merger consolidation or similar event (the “Registrable Securities”), upon demand of the holders of at least 20% of the Registrable Securities. The Issuer is required to file such registration statement within 45 days (or 90 days if the registration statement is on a form other than Form S-3) after notice is give and to use its reasonable best efforts to cause the registration statement to become effective as promptly as practicable. The Issuer is required to keep such registration statement effective until the earlier of (1) the date all Registrable Securities covered by such registration statement have been sold or (2) the date on which all of the Registrable Securities may be sold without restriction pursuant to subsection (k) of Rule 144 of the Securities Act of 1933, as amended. The Registration Rights Agreement also provides the Lenders with piggy back registration rights with respect to certain offerings of the Issuer’s securities.

The foregoing summaries of the Funding Agreement, the Notes, the Security Agreement, the Intercreditor Agreements, the Lender Voting Agreement, the Securityholder Voting Agreements, the Proxy, the Letter Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the copies of such agreements which are attached hereto as Exhibits 2 through 14, respectively, and which are hereby incorporated by this reference.

Except as set forth herein, the Reporting Person has no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 50105X106

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7 through 11 and 13 of the cover sheet for each Reporting Person.

If the Critical Capital Note becomes convertible into Common Stock, each of the Reporting Persons may be deemed to beneficially own 306,785,714 shares of Common Stock, representing 56% of the outstanding shares of Common Stock (based upon 242,342,803 shares of Common Stock as of May 18, 2007, as reported in the Issuer’s quarterly report on Form 10-QSB for the quarter ended March 31, 2007).

In addition, by virtue of any of the Lender Voting Agreement and the Letter Agreement, a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, may have been formed that includes, AirWorks, RS Properties and the Critical Capital Entities. Such a group including AirWorks, RS Properties and the Critical Capital Entities would be deemed to beneficially own, in the aggregate, 1,214,285,713 shares of Common Stock, representing 83% of the Common Stock outstanding (based upon 242,342,803 shares of Common Stock outstanding as of May 18, 2007). Such shares of Common Stock which would be deemed beneficially owned by such a group includes (1) 328,571,428 shares of Common Stock issuable upon conversion of the funded portion of the RS Note and (2) 885,714,285 shares of Common Stock issuable upon conversion of the funded portion of the AirWorks Note, but excludes (1) 1,985,714,285 shares of Common Stock which may become issuable if the RS Note is funded in full, (2) 2,978,571,428 shares of Common Stock which may become issuable if the AirWorks Note is funded in full and (3) 306,785,714 shares of Common Stock underlying the Critical Capital Note which is not presently convertible. The Reporting Persons expressly disclaim beneficial ownership of Common Stock beneficially owned by RS Properties and AirWorks.

Since the Issuer currently is only authorized to issue 500 million shares of Common Stock and as of May 18, 2007, 242,342,803 shares of Common Stock were issued and outstanding (according to filings made by the Issuer with the Securities and Exchange Commission), the Lenders will not be able to convert the entire current outstanding principal amount of the Notes until such time as the Issuer increases its authorized share capital to authorize additional shares of Common Stock. As described above, pursuant to the Lender Voting Agreement and the Letter Agreement, AirWorks and RS Properties have agreed to convert a sufficient principal amount of the their respective Notes to secure voting control of the Issuer and will subsequently vote to approve an amendment to the Issuer’s articles of incorporation to increase the authorized share capital of the Issuer to allow the Lenders to convert the entire principal amounts advanced under the Notes into shares of Common Stock of the Issuer.

(c) Except as set forth in Items 3 and 4 above, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

(d) and (e) Not applicable.

CUSIP No. 50105X106

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

See Items 3, 4 and 5 above. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Consent and Joint Filing Statement
2.	Funding Agreement, dated June 19, 2007 between the Issuer, AirWorks, the Critical Capital Entities and RS Properties
3.	AirWorks Note, dated June 19, 2007
4.	Critical Capital Note, dated June 19, 2007
5.	RS Properties Note, dated June 19, 2007
6.	Security Agreement, dated June 19, 2007 among the Issuer, AirWorks, the Critical Capital Entities and RS Properties
7.	Intercreditor Agreement, dated June 19, 2007 among AirWorks, the Critical Capital Entities, RS Properties and certain existing creditors of the Issuer
8.	Intercreditor Agreement, dated June 19, 2007 among AirWorks, the Critical Capital Entities and RS Properties
9.	Lender Voting Agreement, dated June 19, 2007 among the Issuer, AirWorks, the Critical Capital Entities and RS Properties
10.	Securityholder Voting Agreement, dated June 19, 2007 between the Issuer and the Securityholders specified therein
11.	Securityholder Voting Agreement, dated June 19, 2007 between the Issuer and the Securityholders specified therein
12.	Proxy granted in favor of Mr. Perlman dated June 19, 2007
13.	Letter Agreement, dated June 19, 2007 between AirWorks and RS Properties
14.	Registration Rights Agreement, dated June 19, 2007 among the Issuer, AirWorks, the Critical Capital Entities and RS Properties
15.	Information regarding AirWorks and RS Properties

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007

SANDS BROTHERS VENTURE CAPITAL LLC

By:_/s/ Scott Baily________________________
Name: Scott Baily
Title: COO

SANDS BROTHERS VENTURE CAPITAL II LLC

By:_/s/ Scott Baily________________________
Name: Scott Baily
Title: COO

SANDS BROTHERS VENTURE CAPITAL III LLC

By:_/s/ Scott Baily________________________
Name: Scott Baily
Title: COO

SANDS BROTHERS VENTURE CAPITAL IV LLC

By:_/s/ Scott Baily________________________
Name: Scott Baily
Title: COO

CRITICAL CAPITAL GROWTH FUND, L.P.

By:_/s/ Charles L. Robinson________________
Name: Charles L. Robinson
Title: Chief Investment Officer

CHARLES L. ROBINSON

_/s/ Charles L. Robinson__________________

SCOTT BAILY

_/s/ Scott Baily_________________________